[Chapman and Cutler LLP Letterhead]

October 23, 2020

VIA EDGAR CORRESPONDENCE

Christopher Bellacicco
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Mr. Bellacicco:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on August 21, 2020 (the “Registration Statement”). The Registration Statement relates to the Amplify Pure Junior Gold Miners ETF, a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fund Fees and Expenses

Please provide a completed fee table and expense example prior to the effectiveness of the Registration Statement.

Response to Comment 1

The Fund’s prospectus has been revised to reflect a complete fee table and expense example in accordance with the Staff’s comment, as set forth in Exhibit A.

Comment 2 – General

Prior to the effectiveness of the Registration Statement, please provide the Commission with the Index methodology.

Response to Comment 2

Pursuant to the Staff’s request, the Fund will supplementally provide to the Commission the Index methodology white paper prior to effectiveness of the Registration Statement.

Comment 3 – Principal Investment Strategies

In the disclosure entitled “Principal Investment Strategies,” the Commission notes the statement reproduced below. Does the reference to “adequate liquidity” refer to the $100 million market capitalization in the following sentence or some additional requirement? If more, please consider disclosing.

“Index constituents that are listed on a regulated foreign stock exchange or have American Depository Receipts (ADR) and Global Depository Receipts (GDR) versions must have adequate liquidity, as determined by the Index Provider. To be included in the Index, a company must have a market capitalization equal to or greater than $100 million USD at time of purchase.”

Response to Comment 3

The third paragraph of the “Principal Investment Strategies” section of the Prospectus has been amended, as follows:

“Index constituents may be listed on a regulated foreign stock exchange or have American Depository Receipts (ADR) and Global Depository Receipts (GDR). To be included in the Index, a company must have a market capitalization equal to or greater than $100 million USD at time of purchase and an average daily traded value greater than $1 million USD over the last 90 trading days.”

Comment 4 – Principal Investment Strategies

In the disclosure entitled “Principal Investment Strategies,” the Commission notes the statement reproduced below. Please confirm that after the market capitalization weighting is allocated among the two gold producer segments, i.e. 60% to junior gold producers and 40% to exploratory gold producers, the companies within each segment are then equally weighted based on that percentage.

“The Index employs a market capitalization weighted allocation between junior gold producers and exploratory gold producers. Once the aggregate weight is determined for each of the two gold producer segments, the companies that fall within those segments are equally weighted.”

Response to Comment 4

The Fund confirms the above referenced disclosure with respect to the segment weightings.

Comment 5 – Principal Investment Strategies

The disclosure indicates that the Index the Fund seeks to replicate will include both “junior gold producers” and “exploratory gold producers.” Please explain to the Commission why it would not be misleading to call the Fund a “Junior Gold Miners ETF” if at times the Fund’s investment in exploratory gold producers could outweigh its investment in junior gold producers.

Response to Comment 5

The Fund believes it is not misleading to call the Fund “Amplify Pure Junior Gold Miners ETF”. The Fund believes its name is consistent with the Staff’s interpretations of other index-tracking Junior Gold ETFs, which define “junior gold producers” to include exploratory gold producers.1 Notwithstanding this concern, the Index white paper caps the weight of exploratory gold producers to 15%, with any excess weight redistributed to junior gold producers. The Fund has revised the Principal Investment Strategy section of the Prospectus to reflect this, as follows:

“The aggregate weight of exploratory gold producers is limited to 15%. If the weight is calculated to be greater than 15%, the excess amount is reallocated to junior gold producers.”

Comment 6 – Principal Risks

Please list the Principal Risks in order of importance rather than alphabetically.

Response to Comment 6

The Fund respectfully declines the Commission’s request to revise the Fund’s risk disclosures. Form N-1A and the relevant Rules thereunder detail what is required of information in a prospectus and how that information must be presented. No requirement to Form N-1A restricts a fund from ordering its principal investment risks alphabetically, and the Fund’s current disclosure is consistent with the requirements of Form N-1A and the Rules thereunder. Further, the Fund believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors.

[1]	See Sprott Junior Gold Miners ETF, Registration No. 333-227545, filed March 27, 2020 (“junior companies include early stage mining companies that are in the exploration stage only or that hold properties that might not ultimately produce gold.”). See, also VanEck Vectors Junior Gold Miners ETF, Registration No. 333-123257, filed April 24, 2015 (companies that “generate at least 50% of their revenues from gold and/or silver mining/royalties/streaming or have mining projects with the potential to generate at least 50% of their revenues from gold and/or silver when developed”).

Comment 7 – Principal Risks

Please explain to the Commission how:

(a) Active Market Risk differs from Trading Issues Risk

(b) Equity Securities Risk differs from Market Risk

Response to Comment 7

As revised, the Fund has combined the above risks as follows:

“Trading Issues Risk. Although the Shares of the Fund are listed for trading on the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s net asset value. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Fund’s Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. The Fund may have difficulty maintaining its listing on the Exchange in the event the Fund’s assets are small or the Fund does not have enough shareholders. Further, shares of the Fund could decline in value or underperform other investments.”

“Market Risk. Market risk is the risk that a particular security owned by the Fund or the Shares in general may fall in value, including the possible loss of the entire principal amount that you invest. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices, and changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility. Overall security values could decline generally or could underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Fund and its investments. Such events may affect certain regions, sectors and industries more significantly than others. Such events could also adversely affect the prices and liquidity of the Fund’s portfolio securities or other instruments and could result in disruptions to trading markets. Any of such circumstances could materially negatively impact the value of the Fund’s Shares and result in increased market volatility. During any such events, the Fund’s Shares may trade at an increased premium or discount to its NAV.”

Comment 8 – Principal Investment Strategies

With respect to the “Emerging Markets Risk,” if the Fund may invest in emerging markets please indicate this in the Principal Investment Strategy and disclose how the Fund defines “emerging market”.

Response to Comment 8

Pursuant to the Staff’s request, the Prospectus has been revised (i) by adding the following sentence in the Principal Investment Strategy section and (ii) amending the “Emerging Markets Risk” in the Principal Risks section as follows:

“The Fund expects that certain of the companies that comprise the Index are located in emerging markets. See “Emerging Markets Risk”.”

“Emerging Markets Risk. Emerging market countries include, but are not limited to, those considered to be developing by the International Monetary Fund, the World Bank, the International Finance Corporation or one of the leading global investment banks. The majority of these countries are likely to be located in Asia, Latin America, the Middle East, Central and Eastern Europe, and Africa. Investments in emerging market issuers are subject to a greater risk of loss than investments in issuers located or operating in more developed markets. This is due to, among other things, the potential for greater market volatility, lower trading volume, higher levels of inflation, political and economic instability, greater risk of a market shutdown and more governmental limitations on foreign investments in emerging market countries than are typically found in more developed markets. Moreover, emerging markets often have less uniformity in accounting and reporting requirements, less reliable securities valuations and greater risks associated with custody of securities than developed markets. In addition, emerging markets often have greater risk of capital controls through such measures as taxes or interest rate control than developed markets. Certain emerging market countries may also lack the infrastructure necessary to attract large amounts of foreign trade and investment.”

Comment 9 – Statement of Additional Information

In the disclosure entitled “Investment Objective and Policies,” the Commission notes the statement reproduced below. Please rephrase as an affirmative statement of the specific industry or group of industries in which the Fund will concentrate.

“(7) The Fund will not concentrate its investments in securities of issuers in any industry or group of industries, as the term “concentrate” is used in the 1940 Act, except to the extent the Index concentrates in an industry or a group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.”

Response to Comment 9

The Fund believes its policy of only concentrating to the extent the Index concentrates is consistent with the The First Australia Fund, Inc., SEC No-Action Letter (pub. avail. Jul. 29, 1999). In the First Australia Letter, the Staff stated that “Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement. To satisfy this standard, we believe that a fund must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investments.”

The Fund believes its concentration policy as currently disclosed provides a clear limitation on discretionary powers because the Fund and its investment managers have no discretion to decide to concentrate, as the Fund will concentrate to the extent the Index concentrates. Further, the Fund believes the concentration policy is described with adequate detail and includes when the Fund may concentrate its investments (i.e., when the Index holds 25% or more of its total assets in the securities of a particular industry or group of industries). Thus, the Fund believes this concentration policy is not only consistent with section 8(b)(1) of the 1940 Act and the First Australia Letter, but also consistent with the Staff’s interpretations of other index-tracking ETFs’ compliance with Section 8(b)(1) of the 1940 Act. The Fund believes that many index-tracking ETFs operate in this manner and disclosure to this effect in ETF prospectuses is extremely common.

Comment 10 – Statement of Additional Information

In the disclosure regarding “Sub-Advisers,” please include the sub-advisory fee.

Response to Comment 10

The Statement of Additional Information has been revised in accordance with the requirements of Item 19 of Form N-1A.

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Please call me at (312) 845-3273 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney

Exhibit A

FUND FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.49%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses (1)	0.00%
Total Annual Fund Operating Expenses	0.49%
(1)	Estimate based on the expenses the Fund expects to incur for the current fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS
$50	$157